UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42413

REAL MESSENGER CORPORATION

695 Town Center Drive, Suite 1200

Costa Mesa, CA 92626

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Announcement of Share Repurchase Program

On August 20, 2026, the board of directors (the “Board”) of Real Messenger Corporation (the “Company”) approved a share repurchase program (the “Share Repurchase Program”) authorizing total repurchases of the Company’s Class A ordinary shares for an aggregate purchase price not exceeding $2,000,000, during the two-year period following such Board approval.

Pursuant to the Share Repurchase Program, the Company may repurchase its Class A ordinary shares from time to time through Rule 10b5-1 trading plans, open market purchases, privately negotiated transactions, or other permissible means in accordance with applicable U.S. federal securities laws.

The timing and the exact number of Class A ordinary shares to be repurchased under the Share Repurchase Program will be determined by the Company’s management at its discretion.

The Share Repurchase Program will be funded with the Company’s cash on hand and any future cash generated that may be generated from its operations.

The Share Repurchase Program does not obligate the Company to repurchase any particular amount of Class A ordinary shares, and may be suspended, discontinued or modified at any time as further approved by the Board.

The Company issued a press release announcing the Share Repurchase Program on August 25, 2026, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 25, 2026

By:	/s/ Thomas Ma
Name:	Thomas Ma
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 25, 2026